Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-52856

                           NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q
              [_] Form N-SAR

               For Period Ended: December 31, 2009

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


                              RANCHER ENERGY, INC.
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Full Name of Registrant

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Former Name if Applicable

                           999 18th STREET, SUITE 3400
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Address of Principal Executive Office (Street and Number)

                             DENVER, COLORADO 80202
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City, State and Zip Code
                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [_]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X] and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [_]


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 28, 2009, Rancher Energy Corp (the "Company") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Code") in the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court") under Case No. 09_32943_MER. The Company continues to operate its business as a "debtor in possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Code and orders of the Bankruptcy Court.

The Company's Quarterly Report on Form 10_Q for the quarter ended December 31, 2009 could not be filed within the prescribed time period, as the closing of the books and the process of preparing the Company's financial statements for the quarter ended December 31, 2009 has been delayed due to the focus of the Company's resources on the bankruptcy process.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Jon C. Nicolaysen                    (303) 629-1125
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        (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

     The Registrant expects to report a net loss of approximately $19.1 million for the nine months ended December 31, 2009. This compares to a net loss of $44.6 million for the nine months ended December 31, 2009.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Rancher Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 16, 2010             By: /s/ Jon C. Nicolaysen
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                                        Jon C. Nicolaysen, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).